UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

STARFIGHTERS SPACE, INC.

(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hagar Rd.

Cape Canaveral, FL, 32920

(Full mailing address of principal executive offices)

321-261-0900

(Issuer's telephone number, including area code)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Special Report on Form 1-SA only, references in this report to "Starfighters," "we," "us," "our," "our company" or the "Company" refer to Starfighters Space, Inc., a Delaware corporation, and its consolidated subsidiaries.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," "will," "plan," "potential," "could," "would," or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" included in our Post-Qualification Offering Circular Amendment No. 1 to our Offering Circular qualified on September 6, 2024, as amended or supplemented, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

The Company's mission statement is to make space accessible to entrepreneurs, researchers, industry, and government at a high cadence and the right cost.

Currently, Starfighters operates the world's only commercial fleet of flight-ready F-104 supersonic aircraft ("Lockheed F-104"). The Lockheed F-104 was developed as a supersonic aircraft for the United States Armed Forces. The single engine interceptor was favored for its maximum altitude and climb performance. It was the first production aircraft to reach over MACH 2 in sustained, level flight, which was one of the key criteria as to why the National Aeronautics and Space Administration ("NASA") used the Lockheed F-104 for high-speed flight research at the Dryden Flight Research Center. The Lockheed F-104 also performed many safety chase missions in support of advanced research aircraft and provided a launch platform for sounding rockets. Test flights showed that a Lockheed F-104 launched single-stage Viper sounding rocket attain a maximum 112km in altitude. In total, the Lockheed F-104 flew over 18,000 missions for NASA. NASA retired the Lockheed F-104 in 1995, with transition to the McDonnell Douglas F/A-18 Hornet supersonic aircraft.

Recent increases in government expenditures and commercial investment are driving growth in the space economy. We believe this increase has created a demand for services similar to what the Lockheed F-104s formerly owned by NASA used to provide. That demand is for commercial, research and defense technologies including hypersonic research. To our knowledge, there is currently no other aircraft commercially available to the public with the capabilities of the Lockheed F-104 in terms of speed and climbing performance.

The Company has built a consistent business by providing pilot and astronaut training and in-flight testing related services (the "Historical Services"), delivering over its history, solutions for defense, civil, academic and commercial uses, and expects to continue to serve a range of customers in the private and public sectors. Furthermore, we believe the increased demand for space access, particularly in lower earth orbits as well as the government and private sector's focus on hypersonic research and development combine to create new opportunities for Starfighters (the "New Services").

The Company aims to address these needs through its existing fleet of seven Lockheed F-104 aircraft, currently based at NASA's Kennedy Space Center and Midland International Air & Space Port, as well as through the acquisition of the Platform II aircraft, which the Company believes will provide more advanced capabilities and have a longer operating lifespan. Starfighters is providing its core group of Historical Services, while developing the capacity for New Services. The Company organizes its services into the following categories:

• Historical Services:

o Pilot and Astronaut Training;

o Launch Services and Access to Space; and

o In-flight Testing.

• New Services:

o Launch Services and "Access to Space" (commercial, academic, civil and government clients); and

o Airborne Testbed for Hypersonic Research and Development ("R&D") and Test and Evaluation ("T&E") Test Bed (commercial, academic, civil and government).

Recent Developments

Hangar Lease agreement in Texas

On June 1, 2025, the Company entered into a commercial hangar lease agreement with the City of Midland for the lease of hangar facilities at Midland International Air & Space Port in relation to its commitments in the Economic Development Agreement. The lease is for $18,535 per month with a term of one year, which may be extended upon mutual written consent for up to four additional years.

Midland Economic Development Agreement

On October 7, 2024, we through our wholly owned subsidiary, Starfighters International Inc. (Texas) ("SST", formerly "Starfighters Space Texas, Incorporated"), a Texas corporation, entered into an economic development agreement (the "Economic Development Agreement") with Midland Development Corporation ("MDC"), a Type A corporation pursuant to Chapter 504 of the Texas Local Government Code, as amended, having an effective date of September 24, 2024, whereby MDC has agreed to provide certain incentives to SST as consideration for SST's (i) expansion of its business operations to the Midland International Air & Space Port, (ii) creation and retention of primary jobs within the corporate limits of the City of Midland, and (iii) relocation of certain capital assets and equipment at the Midland International Air & Space Port. In connection with the Economic Development Agreement, MDC and SST agree to collaborate to obtain FAA approval and certification of a high-speed airspace corridor between Midland International Air & Space Port and Spaceport America, utilizing supersonic aircraft owned by the Company or its subsidiaries. In addition, SST agrees to exercise reasonable efforts to employ Midland residents and to advertise the availability of job opening in Midland, Texas, and additionally, when it is not possible to hire Midland residents, SST will exercise its best efforts to recruit new residents to live in Midland, Texas, and to advertise the availability of job openings in Midland, Texas. SST's obligations under the Economic Development Agreement include: (i) the relocation of assets to a facility at the Midland International Air & Space Port in the amount of assets totaling $60 million by December 31, 2025 and assets totaling $78 million by December 31, 2027; (ii) to use commercially reasonable efforts to relocate, create, and/or maintain full-time jobs with three (3) full-time jobs as of December 31, 2026, ten (10) full-time jobs as of December 31, 2030, fifteen (15) full-time jobs as of December 31, 2031, twenty (20) full-time jobs as of December 31, 2032 and twenty-three (23) full-time jobs as of December 31, 2033; (iii) complete annual compliance certifications setting out the full-time jobs created and maintained, and the total assets located at the Midland International Air & Space Port as of the last day of such compliance year; (iv) continuously conduct its business during the term of the Economic Development Agreement; (v) enter into a temporary hangar lease, short-term hangar lease and long-term hangar lease as and when such become available and any long-term hangar lease is subject to satisfaction of MDC's obligation under the Economic Development Agreement related to new hangar construction. MDC's obligations under the Economic Development Agreement include: (i) providing SST with relocation costs as set out in Exhibit C to the Economic Development Agreement up to an amount of $2,051,560.00; (ii) during the terms of a temporary hangar lease and short-term hangar lease, provide SST a monthly reimbursement in an amount not to exceed $8,000.00; and (iii) entering into a long-term ground lease with the City of Midland on real property located at the Midland International Air & Space Port and to construct a new hangar facility with approximately 100,000 square feet of usable space and to enter into a long-term hangar sublease with SST for same. The Economic Development Agreement shall terminate (i) on the tenth anniversary of the effective date, (ii) when terminated by mutual agreement of the parties, or (iii) when terminated as set forth in Section VIII or Section X.E of the Economic Development Agreement.

Space Florida Loan Amendment

On October 29, 2024, we, our indirect wholly owned subsidiary, Starfighters, Inc. ("SFI") and Space Florida, an independent special district, a body politic and corporate, and a subdivision of the State of Florida ("Space Florida") entered into an Amendment to Loan and Security Agreements (the "Amendment to Loan and Security Agreements") effective November 1, 2024 (the "Effective Date"), to among other things:

(i) confirm that SFI and/or Space Florida previously executed and delivered the following loan documents: (a) Loan Agreement 12-096 dated February 16, 2012 (the "Loan Agreement"), (b) Security Agreement dated February 16, 2012, by SFI in favor of Space Florida (the "Security Agreement"), and (c) a Promissory Note dated February 16, 2012, made by SFI in favor of Space Florida in the principal amount of $1,436,000.63 (the "Promissory Note", and together with the Loan Agreement and the Security Agreement, the "Loan Documents"; the borrowing under the Loan Documents, as amended by the Amendment to Loan and Security Agreements, being referred to as the "Loan");

(ii) confirm that the Loan was originally made by Space Florida to SFI to purchase equipment used in SFI's business and that the Loan is secured by a first-priority security interest in the personal property described in Exhibit A to the Amendment to Loan and Security Agreement (the "Collateral"), which is owned by SFI free and clear of all other security interests or liens;

(iii) confirm that on or about September 16, 2022 (the "Rate Adjustment Date"), SFI and Space Florida agreed to make the Loan subject to a new interest rate of three percent (3%) per annum (the "Adjusted Rate") and began to accrue the interest on the Loan in accordance with the Adjusted Rate beginning on the Rate Adjustment Date, but did not memorialize the Adjusted Rate in writing;

(iv) confirm that the Adjusted Rate has been in effect as of the Rate Adjustment Date, and that the outstanding principal amount of the Loan, together with the accrued and unpaid interest thereon, is $1,512,627.17 as of the Effective Date; and

(v) memorialize the parties' agreement that, in full and final settlement of the aggregate principal amount of the Loan outstanding plus all accrued and unpaid interest outstanding (the "Conversion Amount"), will convert into shares of common stock of the Company ("Conversion Shares") on the date the Company completes a public listing on any national securities exchange registered under Section 6 of the United States Securities Exchange Act of 1934, as amended, which includes The Nasdaq Stock Market (a "Public Listing").

The Amendment to Loan and Security Agreements contemplates that the Conversion Amount will convert at (a) the price per security of the Company's initial public offering, (i) the deemed share price at which any other transaction involving the Company is effected, including without limitation, a merger, business combination, amalgamation arrangement, share exchange, reverse-takeover, capital pool transaction, or any similar transaction resulting in the shares, a derivative of the shares or common shares of another issuer exchanged therefor being listed on a national securities exchange in the United States, or (c) the reference price per share calculated in accordance with the policies of the applicable national securities exchange in the event the Company completes a direct public listing.

Space Florida has agreed that, upon the issuance of the Conversion Shares:

(i) all payment and other obligations of SFI to Space Florida under or in connection with the Loan Documents shall be satisfied in full and be terminated and Space Florida shall have no further obligation to extend further credit to SFI under or in connection with the Loan Documents;

(ii) Space Florida's security interests in, and other liens, charges, caveats or other encumbrances of any kind or character whatsoever on the Collateral, and any and all real or personal property, assets or undertaking of SFI granted under or in connection with the Loan Documents (collectively, the "Discharged Security Interests"), shall be immediately released;

(iii) Space Florida will (A) execute and deliver to SFI or as SFI may request, as soon as practicable, but in no event prior to the receipt of a certificate from the Company evidencing the Conversion Shares, registrable discharges and releases or similar instruments of the Discharged Security Interests, provided that all the foregoing shall be prepared at the cost of SFI, and (B) return to SFI or as SFI may direct, any and all assets or properties of SFI in its possession, in each case to effect the discharge and release of the Discharged Security Interests;

(iv) without limiting Space Florida's obligation to execute and the deliver discharges set out in paragraph (iii) immediately above, upon Space Florida's receipt of the certificates evidencing the Conversion Shares, Space Florida or any agent on its behalf, shall prepare, execute and file registrable discharges and releases of any and all security interests or any financing statement or notice in respect thereof representing the Discharged Security Interests; and

(v) the Loan Documents shall be terminated, cancelled and of no further force and effect.

Aerovision Aircraft Acquisition Agreement

On October 31, 2024, our wholly owned subsidiary, Starfighters International, Inc. ("Starfighters International") entered into an aircraft acquisition agreement (the "Aircraft Agreement") with Aerovision LLC, a Florida limited liability company ("Aerovision"), pursuant to which Starfighters International agreed to purchase from Aerovision various used aircraft and associated spare equipment (the "Aircraft Transactions") in phases.  The Aircraft Agreement contemplates that each Aircraft Transaction will be completed pursuant to a definitive agreement (each, a "Definitive Agreement") to be settled between the parties, in each case with a corresponding bill of sale and associated closing documents. The Aircraft Agreement provides that it, and any Definitive Agreement entered into by the parties, may be amended and/or extended in writing by the parties on a case-by-case basis.

The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The subject aircraft are used-serviceable surplus aircraft offered on an "as-is-where-is" basis, with no warranty express or implied.  The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea.

The Aircraft Agreement requires an initial deposit advance in the amount of $5,000,000.00 to be made no later than ten business days from the signing of the Aircraft Agreement, which has been paid from funds received from the Company's Regulation A Tier 2 Offering. The payment of the deposit is considered to constitute "Phase 1" under the Aircraft Agreement.

Phase 2 will involve the payment of an additional $5,000,000.00 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment was due no later than December 15, 2024.

Phase 3 will involve the payment of an additional $5,000,000.00 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment was due no later than March 15, 2025.

Phase 4 shall involve the payment of an additional $5,000,000.00 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties were to use their reasonable best efforts to complete Phase 4 by April 15, 2025.

Amendment to Aerovision Aircraft Acquisition Agreement

As a result of the current political situation in South Korea, Starfighters International has been unable to view the F-4 Phantom II aircraft originally contemplated under the Aircraft Agreement to be acquired from the Republic of South Korea Air Force, and neither Starfighters International nor Aerovision have been able to confirm the continued availability of such aircraft. As such, Starfighters International did not pay the Phase 1 initial deposit advance nor the Phase 2 payment provided for under the Aircraft Agreement. On or about January 28, 2025, Starfighters International and Aerovision verbally agreed to amend the Aircraft Agreement regarding the Aircraft Transactions, pursuant to which:

(i) Starfighters International may elect not to proceed with Phase 3 and/or Phase 4;

(ii) The initial deposit advance of $5,000,000.00 is broken down into two payments of $2,500,000.00 each, with the first payment to be made on or before January 31, 2025 (which was paid on January 24, 2025), and the second payment to be made within 10 days of Aerovision executing a binding agreement to acquire a minimum of eight F-4 Phantom II aircraft from an alternative supplier(s) (second payment of $2,500,000 was paid on March 3, 2025);

(iii) The due date for payment associated with Phase 2 is amended to be within five days of Aerovision providing confirmation of shipping of the F-4 Phantom II aircraft to the Company from the point of origin;

(iv) The due date for payment associated with Phase 3, if Starfighters International elected to proceed, is amended to be October 31, 2025;

(v) The due date for payment associated with Phase 4, if Starfighters International elected to proceed, is amended to be January 31, 2026.

Regulation A Tier 2 Offering (“Reg A Offering”)

On October 23, 2024, November 11, 2024, November 29, 2024, January 6, 2025, April 2, 2025, April 25, 2025 and July 16, 2025, we conducted closings of our offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we sold an aggregate of 4,996,697 shares of common stock at a price of $3.59 per share, for gross proceeds of $17,938,142.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations during the six months ended June 30, 2025 and 2024.

	Six months ended June 30,
	2025	2024

Operating expenses
Advertising and promotion	$96,026	$98,915
Bank and interest charges	8,075	1,304
Business development	386,000	180,000
Consulting fees	765,960	434,400
Contract labor and fuel	344,444	181,700
Depreciation	10,161	3,683
Directors' fees	84,000	80,000
Franchise tax	30,703	-
Insurance	43,798	43,872
Licenses	450	370
Management fees	9,899	15,404
Office and administrative	160,097	111,000
Listing fees	171,919	85,716
Professional fees	400,143	489,955
Rent expense	264,289	141,466
Relocation costs	37,011	-
Repairs and maintenance	23,717	41,967
Research and development	441,992	-
Travel and entertainment	400,256	96,366
Vehicle	1,806	28,939
Total operating expenses	(3,680,746)	(2,035,057)

Other income (expense)
Amortization of debt discount	(238,981)	(757,152)
Change in fair value of derivative liability	(548,763)	(1,743,378)
Other income	354,140	-
Grant income	101,011	-
Interest expense	(270,542)	(314,951)
Interest income	82,121	19,084
Exchange loss	(9,649)	(22)
Total other income (expense)	(530,663)	(2,796,419)

Net loss	$(4,211,409)	$(4,831,476)

During the six months ended June 30, 2025, we incurred a net loss of $4,211,409 compared to net loss of $4,831,476 for the six months ended June 30, 2024. An analysis of the decrease in net loss of $620,067 including the major components our results for the periods, is below.

Advertising and promotion

During the six months ended June 30, 2025, we incurred advertising and promotional expenses of $96,026 compared to $98,915 for the six months period ended June 30, 2024, a decrease of $2,889 period-over-period. For both periods, the Company embarked on and maintained a public relations campaign to raise awareness about its brand and business in light of the Company's plans to go public.

Business development

During the six months ended June 30, 2025, we incurred business development expenses of $386,000 compared to $180,000 for the six months ended June 30, 2024, an increase of $206,000 period-over-period. Such expenses are incurred for introductions to potential investors and investor presentations in connection with the Company's efforts to go public.

Consulting fees

During the six months ended June 30, 2025, we incurred consulting fees of $765,960 compared to $434,400 for the six months ended June 30, 2024, an increase of $331,560 period-over-period. The period-over-period increase relates to additional corporate advisory and consulting expenses incurred to facilitate the Company's efforts to go public.

Contract labour and fuel

During the six months ended June 30, 2025, we incurred contract labour and fuel expenses of $344,444 compared to $181,700 for the six months ended June 30, 2024, an increase of $162,744 period-over-period. The increase is due to increased flight operations in the current period.

Directors' fees

During the six months ended June 30, 2025, we incurred directors' fees of $84,000 compared to $80,000 for the six months ended June 30, 2024, an increase of $4,000 period-over-period, which is relatively consistent period-over-period.

Insurance

During the six months ended June 30, 2025, we incurred insurance expense of $43,798 compared to $43,872 for the six months ended June 30, 2024, a decrease of $74, which is relatively consistent period-over-period.

Management fees

Management fees for the six months ended June 30, 2025 were $160,097 compared to $111,000 for the six months ended June 30, 2024, an increase of $49,097 period-over-period. Management fees consist of monthly management fees paid to the Company's CEO for overseeing the day-to-day operations.

Office and administrative

During the six months ended June 30, 2025, we incurred office and administrative expenses of $171,919 compared to $85,716 for the six months ended June 30, 2024, an increase of $86,203 period-over-period. The increase in administrative expenses is correlated to the additional administrative work required to facilitate the Company's efforts to go public and financings undertaken in 2025.

Listing fees

During the six months ended June 30, 2025, we incurred listing fees of $9,899 compared to $15,404 for the six months ended June 30, 2024, a decrease of $5,505 period-over-period. The period-over-period decrease relates to additional fees incurred in the comparative period to initiate the Company's Reg A Offering.

Professional fees

During the six months ended June 30, 2025, we incurred professional fees of $400,143 compared to $489,955 for the six months ended June 30, 2024, a decrease of $89,812 period-over-period. Professional fees mainly relate to legal, audit, and accounting fees incurred to facilitate the Company's efforts to go public and financings undertaken, as well as to fulfill the Company's reporting obligations of being a Regulation A Tier 2 Issuer. The decrease period-over-period was due to the Company incurring a higher audit expense in the comparative period for the audit for prior fiscal years.

Relocation costs

During the six months ended June 30, 2025, we incurred relocation costs of $37,011 compared to $0 for the six months ended June 30, 2024, an increase of $37,011 period-over-period. We incurred costs in relation to relocation of assets and operations to Midland, Texas, in accordance with the Economic Development Agreement with the MDC. Reimbursements we received from MDC on these costs are recognized as grant income.

Rent expense

During the six months ended June 30, 2025, we incurred rent expense of $264,289 compared to $141,466 for the six months ended June 30, 2024, an increase of $122,823 period-over-period. The Company entered into a new short-term lease for office spaces commencing December 2024, and a new temporary hangar lease in Texas commencing June 2025, which increased the rent expense incurred during the first half of 2025.

Repairs and maintenance

During the six months ended June 30, 2025, we incurred repair and maintenance expenses of $23,717 compared to $41,967 for the six months ended June 30, 2024, a decrease of $18,250. The expenditure fluctuates depending on repair and maintenance cycles of the Company's equipment.

Research and development

During the six months ended June 30, 2025, we incurred research and development expenses of $441,992 compared to $0 for the six months ended June 30, 2024, an increase of $441,992 period-over-period. During fiscal 2025, the Company has undertaken a number of flight tests related to the Company's StarLaunch platform.

Travel and entertainment

During the six months ended June 30, 2025, we incurred travel and entertainment expenditures of $400,256 compared to $96,366 for the six months ended June 30, 2024, an increase of $303,890 period-over-period. During fiscal year 2025, the Company was actively travelling and entertaining prospective investors.

Amortization of debt discount

During the six months ended June 30, 2025, the Company recognized amortization of the discount on its convertible debt was $238,981, compared to $757,152 for the six months ended June 30, 2024, a decrease of $518,171 period-over-period. The discount on the convertible debt relates to the fair value of the conversion option, which is bifurcated, and the transaction costs incurred for the financing and is amortized over the term of the convertible debt. The decrease period-over-period reflects less significant unwinding of debt discount, as there had been no new issuance of convertible debt since August 2024.

Change in fair value of derivative liability

During the six months ended June 30, 2025, the Company recorded a change in the fair value of its derivative liability of $548,763 compared to $1,743,378 for the six months ended June 30, 2024. The derivative liability results from the conversion option on the Company's convertible debt which has been bifurcated as the number of shares to be issued upon conversion may vary.  The decrease period-over-period is due to a number of inputs into the Monte Carlo valuation of the derivative liability, including the increasing valuation of shares of the Company.

Other income

During the six months ended June 30, 2025, we earned other income of $354,140 compared to $0 for the six months ended June 30, 2024, an increase of $354,140 period-over-period. Other income consists of ancillary income earned for providing pilot training and equipment testing services, and varies with the availability of airspace, equipment and personnel.

Grant income

During the six months ended June 30, 2025, we earned other income of $101,011 compared to $0 for the six months ended June 30, 2024, an increase of $101,011 period-over-period. Grant income consists of expense reimbursement received or is receivable by the Company in connection with rent expenses and costs of relocation of assets and operations to Midland, Texas, in accordance with the Economic Development Agreement with the MDC.

Interest expense

During the six months ended June 30, 2025, we incurred interest expenses of $270,542 compared to $314,951 for the six months ended June 30, 2024, a decrease of $44,409 period-over-period. Interest expense consists of interest on convertible debentures of the Company which are carried at 5% per annum and raised to 8% per annum in February 2025 and note payable to Space Florida which is carried at 3% per annum.

Interest income

During the six months ended June 30, 2025, we earned interest income of $82,121 compared to $19,084 for the six months ended June 30, 2024, an increase of $63,037 period-over-period.

Comparison of the Three Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations during the three months ended June 30, 2025 and 2024.

	Three months ended June 30,
	2025	2024

Operating expenses
Advertising and promotion	$14,853	$42,096
Bank and interest charges	4,048	654
Business development	206,000	90,000
Consulting fees	375,610	193,472
Contract labor and fuel	158,669	82,050
Depreciation	5,081	1,841
Directors' fees	42,000	38,000
Franchise tax	30,703	-
Insurance	22,641	20,742
Licenses	-	335
Listing fees	6,850	15,404
Management fees	85,097	55,500
Office and administrative	93,794	25,870
Professional fees	207,729	202,102
Rent expense	161,538	70,646
Relocation costs	37,011	-
Repairs and maintenance	17,723	39,706
Research and development	441,992	-
Travel and entertainment	144,802	39,145
Vehicle	531	28,576
Total operating expenses	(2,056,672)	(946,139)

Other income (expense)
Amortization of debt discount	(121,914)	(381,026)
Change in fair value of derivative liability	155,899	(554,861)
Other income	266,240	(20,000)
Grant income	61,011	-
Interest expense	(152,132)	(146,382)
Interest income	39,346	8,446
Exchange gain	(5,559)	(500)
Total other income (expense)	242,891	(1,094,323)

Net loss	$(1,813,781)	$(2,040,462)

During the three months ended June 30, 2025, we incurred a net loss of $1,813,781 compared to net loss of $2,040,462 for the three months ended June 30, 2024. An analysis of the decrease in net loss of $226,681 including the major components our results for the periods, is below.

Advertising and promotion

During the three months ended June 30, 2025, we incurred advertising and promotional expenses of $14,853 compared to $42,096 for the three months period ended June 30, 2024, a decrease of $27,243 period-over-period. In the prior period, the Company was in the early stages of its Regulation A financing, and made larger expenses on its public relations campaign to raise awareness about its brand and business in light of the Company's plans to go public.

Business development

During the three months ended June 30, 2025, we incurred business development expenses of $206,000 compared to $90,000 for the three months ended June 30, 2024, an increase of $116,000 period-over-period. Such expenses are incurred for introductions to potential investors and investor presentations in connection with the Company's efforts to go public.

Consulting fees

During the three months ended June 30, 2025, we incurred consulting fees of $375,610 compared to $193,472 for the three months ended June 30, 2024, an increase of $182,138 period-over-period. The period-over-period increase relates to additional corporate advisory and consulting expenses incurred to facilitate the Company's efforts to go public.

Contract labour and fuel

During the three months ended June 30, 2025, we incurred contract labour and fuel expenses of $158,669 compared to $82,050 for the three months ended June 30, 2024, an increase of $76,619 period-over-period. The increase is due to increased flight operations in the current period.

Directors' fees

During the three months ended June 30, 2025, we incurred directors' fees of $42,000 compared to $38,000 for the three months ended June 30, 2024, an increase of $4,000 period-over-period, which is relatively consistent period-over-period.

Insurance

During the three months ended June 30, 2025, we incurred insurance expense of $22,641 compared to $20,742 for the three months ended June 30, 2024, an increase of $1,899, which is relatively consistent period-over-period.

Management fees

Management fees for the three months ended June 30, 2025 were $85,097 compared to $55,500 for the three months ended June 30, 2024, an increase of $29,597 period-over-period. Management fees consist of monthly management fees paid to the Company's CEO for overseeing the day-to-day operations.

Office and administrative

During the three months ended June 30, 2025, we incurred office and administrative expenses of $93,794 compared to $25,870 for the three months ended June 30, 2024, an increase of $67,924 period-over-period. The increase in administrative expenses is correlated to the additional administrative work required to facilitate the Company's efforts to go public and financings undertaken in 2025.

Listing fees

During the three months ended June 30, 2025, we incurred listing fees of $6,850 compared to $15,404 for the three months ended June 30, 2024, a decrease of $8,554 period-over-period.

Professional fees

During the three months ended June 30, 2025, we incurred professional fees of $207,729 compared to $202,102 for the three months ended June 30, 2024, an increase of $5,627 period-over-period. Professional fees mainly relate to legal, audit, and accounting fees incurred to facilitate the Company's efforts to go public and financings undertaken, as well as to fulfill the Company's reporting obligations of being a Regulation A Tier 2 Issuer. The expense had been relatively consistent period-over-period.

Relocation costs

During the three months ended June 30, 2025, we incurred relocation costs of $37,011 compared to $0 for the three months ended June 30, 2024, an increase of $37,011 period-over-period. We incurred costs in relation to relocation of assets and operations to Midland, Texas, in accordance with the Economic Development Agreement with the MDC. Reimbursements we received from MDC on these costs are recognized as grant income.

Rent expense

During the three months ended June 30, 2025, we incurred rent expense of $161,538 compared to $70,646 for the three months ended June 30, 2024, an increase of $90,892 period-over-period. The Company entered into a new short-term lease for office spaces commencing December 2024, and a new temporary hangar lease in Texas commencing June 2025, which increased the rent expense incurred during the first half of 2025.

Repairs and maintenance

During the three months ended June 30, 2025, we incurred repair and maintenance expenses of $17,723 compared to $39,706 for the three months ended June 30, 2024, a decrease of $21,983. The expenditure fluctuates depending on repair and maintenance cycles of the Company's equipment.

Research and development

During the three months ended June 30, 2025, we incurred research and development expenses of $441,992 compared to $0 for the three months ended June 30, 2024, an increase of $441,992 period-over-period. During fiscal 2025, the Company has undertaken a number of flight tests related to the Company's StarLaunch platform.

Travel and entertainment

During the three months ended June 30, 2025, we incurred travel and entertainment expenditures of $144,802 compared to $39,145 for the three months ended June 30, 2024, an increase of $105,657 period-over-period. During fiscal year 2025, the Company was actively travelling and entertaining prospective investors.

Amortization of debt discount

During the three months ended June 30, 2025, the Company recognized amortization of the discount on its convertible debt was $121,914, compared to $381,026 for the three months ended June 30, 2024, a decrease of $259,112 period-over-period. The discount on the convertible debt relates to the fair value of the conversion option, which is bifurcated, and the transaction costs incurred for the financing and is amortized over the term of the convertible debt. The decrease period-over-period reflects less significant unwinding of debt discount, as there had been no new issuance of convertible debt since August 2024.

Change in fair value of derivative liability

During the three months ended June 30, 2025, the Company recorded a change in the fair value of its derivative liability of a credit of $155,899 compared to $554,861 for the three months ended June 30, 2024. The derivative liability results from the conversion option on the Company's convertible debt which has been bifurcated as the number of shares to be issued upon conversion may vary.  The decrease period-over-period is due to a number of inputs into the Monte Carlo valuation of the derivative liability, including the increasing valuation of shares of the Company.

Other income

During the three months ended June 30, 2025, we earned other income of $266,240 compared to a credit of $20,000 for the three months ended June 30, 2024, an increase of $286,240 period-over-period. Other income consists of ancillary income earned for providing pilot training and equipment testing services, and varies with the availability of airspace, equipment and personnel.

Grant income

During the three months ended June 30, 2025, we earned other income of $61,011 compared to $0 for the three months ended June 30, 2024, an increase of $61,011 period-over-period. Grant income consists of expense reimbursement received or is receivable by the Company in connection with rent expenses and costs of relocation of assets and operations to Midland, Texas, in accordance with the Economic Development Agreement with the MDC.

Interest expense

During the three months ended June 30, 2025, we incurred interest expenses of $152,132 compared to $146,382 for the three months ended June 30, 2024, an increase of $5,750 period-over-period. Interest expense consists of interest on convertible debentures of the Company which are carried at 5% per annum and raised to 8% per annum in February 2025 and note payable to Space Florida which is carried at 3% per annum.

Interest income

During the three months ended June 30, 2025, we earned interest income of $39,346 compared to $8,446 for the three months ended June 30, 2024, an increase of $30,900 period-over-period.

Liquidity and Capital Resources

We continually monitor and manage cash flow to assess the liquidity necessary to fund operations and capital projects. We manage our capital resources and adjust them to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. As of June 30, 2025, we had a working capital deficit of $11,350,365 (current assets of $5,528,708, less current liabilities of $16,879,073) and as of December 31, 2024, we had a working capital deficit of $7,676,263 (current assets of $8,352,629, less current liabilities of $16,028,892).

Our continuing operations are dependent upon our ability to obtain debt or equity financing until such time that we achieve profitable operations. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient gross margins to reach profitability.

Since our inception, we have incurred operating losses and have experienced negative cash flows from operations. We do not anticipate that cash on hand will be adequate to satisfy our obligations in the ordinary course of business over the next 12 months. Based on this assessment, we have material uncertainties about our business that may cast substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern is dependent upon our ability to raise sufficient funds to pay ongoing operating expenditures and to meet our obligations. See further discussion related to our ability to continue as a going concern within Note 2 "Basis of Presentation - Going concern."

As of June 30, 2025, and December 31, 2024, we had $3,814,331 and $7,100,699 in cash (including restricted cash), respectively. We are actively managing current cash flows until such time that we are profitable.

The chart below highlights our cash flows for the periods indicated:

	For the six months ended June 30,
	2025	2024
	$	$
Net cash provided by (used in):
Operating activities	(3,488,588)	(1,682,751)
Investing activities	(6,318,603)	(50,000)
Financing activities	6,520,823	464,570
Decrease in cash and restricted cash	(3,286,368)	(1,268,181)

Cash Used in Operating Activities

Our net cash used in operating activities is primarily due to cash payments for operating expenses that we incur in the day-to-day operations of the business. Net cash used in operating activities for the six months ended June 30, 2025, was $3,488,588 compared to $1,682,751 for the six months ended June 30, 2024. The loss for the six months ended June 30, 2025, of $4,211,409 was amplified by $93,209 in working capital items and offset by $816,030 in non-cash items consisting mainly of the amortization of the convertible debt discount and change in fair value of derivative liability. This compares to a loss of $4,831,476 for the comparative period, that was offset by $611,892 in changes in working capital items and $2,536,833 in non-cash items consisting mainly of amortization of the convertible debt discount and change in fair value of derivative liability.

Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025, was $6,318,603 and relates to deposits made toward the purchase of property, plant and equipment of $6,000,000 and the purchase of short-term investments of $318,603. Net cash used in investing activities during the comparative period was $50,000 which relates to our deposits made toward the purchase of property, plant and equipment.

Cash Provided by Financing Activities

We have funded our business to date from the issuance of our common stock, warrants and convertible debentures through the Reg A Offering, private placements, and from loans from related parties.

Net cash provided by financing activities for the six months ended June 30, 2025, was $6,520,823 compared to $464,570 for the six months ended June 30, 2024.

During the six months ended June 30, 2025, the Company received gross proceeds from the Reg A Offering of $6,919,701 net of cash paid for share issuance costs of $398,878.

During the six months ended June 30, 2024, the Company received gross proceeds from convertible debentures of $501,400 net of cash paid for debt issuance costs of $19,950, proceeds from convertible debentures to be issued of $28,120 and repaid $45,000 in related party notes payable.

Contractual Obligations

Issuance of options to consultant and officer

On September 1, 2023, we entered into an agreement with a consultant. Under the agreement, the Company agreed to grant the consultant 250,000 options upon successfully initial public offering of our common stock. The exercise price of the options shall equal the offering price of the offering.

On August 12, 2025, the Company granted 100,000 restricted stock units to the consultant in satisfaction of the original obligation to issue 100,000 options.

On January 1, 2024, we entered into an agreement with our Chief Financial Officer ("CFO"). Under the agreement, the Company shall grant the CFO 250,000 options successfully initial public offering of our common stock. The exercise price of the options shall equal the offering price of the offering.

On August 12, 2025, the Company granted 750,000 restricted stock units to the CFO in satisfaction of all obligations of issuance of the 250,000 options.

Quantitative and Qualitative Disclosures about Market Risk

Our board of directors have overall responsibility for the establishment and oversight of our risk management policies on an annual basis. Management identifies and evaluates our financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Our financial instruments consist of cash, restricted cash, short-term investments, other receivable, amounts due to and from related parties, accounts payable and accrued liabilities, notes payable and convertible debt.  The carrying value of the Company's cash, restricted cash, other receivable, amounts due and from related parties, notes payable and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

Our risk exposures and the impact on our financial instruments are summarized below:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and restricted cash. Our financial assets are cash, restricted cash, short-term investments, other receivable and due from related parties. Our maximum exposure to credit risk, as at period end, is the carrying value of our financial assets, being $4,493,141 and $7,362,354 as of June 30, 2025, and December 31, 2024, respectively. We hold cash, restricted cash and short-term investments with major financial institutions, therefore minimizing our credit risk. We historically have had no issues with collecting amounts receivable.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet financial obligations as they fall due. We manage liquidity by maintaining adequate cash balances and by raising equity and debt financings. We have no assurance that such financings will be available on favorable terms in the future. In general, we attempt to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of shares or convertible debt.

As of June 30, 2025, we had cash of $3,763,993 to settle current liabilities of $16,879,073 which fall due for payment within twelve months of the unaudited condensed consolidated interim balance sheet.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or value of holdings or financial instruments. As of June 30, 2025, and 2024, our exposure to market risk was insignificant as we did not hold material amounts of financial instruments in foreign currencies, not did we hold any debt that was subject to variable interest rates.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any periods presented in our unaudited condensed consolidated interim financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Capital Management

Capital is comprised of our shareholders' deficiency and any debt that we may issue. Our objectives when managing capital are to maintain financial strength and to protect our ability to meet ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for our shareholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels. We manage capital structure to maximize financial flexibility by making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. We do not presently utilize any quantitative measures to monitor our capital, but rather we rely on our management's expertise to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given our size, is reasonable.

There were no changes to our approach to capital management during the period. We are not subject to externally imposed capital requirements.

Critical Accounting Policies and Estimates

Our unaudited condensed consolidated interim financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our unaudited condensed consolidated interim financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our unaudited condensed consolidated interim financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our summary of significant accounting policies are described in more detail in the notes to our unaudited condensed consolidated interim financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our unaudited condensed consolidated interim financial statements.

Derivative Liabilities

The Company evaluates its financial instruments and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 815. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market at each balance sheet date and recorded as a liability and the change in fair value is recorded in the unaudited condensed consolidated interim statements of operations.  Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.  Derivative instruments that become subject to reclassification are reclassified at the fair value of the instrument on the reclassification date.  Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not settlement of the derivative instrument is expected within 12 months of the balance sheet date.

The Company uses the Monte Carlo simulation model to value derivative liabilities.  This model uses Level 3 inputs in the fair value hierarchy established by ASC 820, Fair Value Measurement.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Proposed Transactions

We have not entered into any proposed transactions that have not been disclosed herein.

Subsequent Events

On July 16, 2025, the Company issued 648,866 shares of common stock at a price of $3.59 per share in connection with a round of the Reg A Offering previously closed with funds received as of June 30, 2025 for gross proceeds of $1,976,791, and a further closing of the Reg A Offering for gross proceeds of $352,638. The Company issued 6,451 agent's warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029. The Company also subsequently cancelled 6,801 shares as a result of adjustment of receipts from prior closings of the Reg A Offering.

On August 11, 2025, Austin Thornberry and Frostee Rucker resigned as directors of the Company.

On August 12, 2025, the Board of Directors of the Company appointed Brian Goldmeier and Geoffrey P. Hickman as directors of the Company to fill the vacancies created by the resignations of Austin Thornberry and Frostee Rucker.

On August 12, 2025 the Company granted an aggregate of 2,200,000 stock options to certain directors, officers and consultants of the Company. Each stock option entitles the holder thereof to acquire one share of common stock at a price of $3.59 per share until August 12, 2030, subject to vesting. The Company also granted an aggregate of 2,285,000 restricted stock units (each, an “RSU”) to certain directors, officers and consultants of the Company. Each RSU is subject to certain vesting conditions and upon vesting will be settled by the issuance of one share of common stock.

On August 26, 2025, the Company filed a post-qualification offering circular with the SEC in respect of the Reg A Offering in order to maintain the qualification of the Company’s Reg A Offering beyond twelve months from the original qualification date.

Implications of Being an Emerging Growth Company

The Company, as an issuer with less than $1.235 billion in total annual gross revenues during its last fiscal year, it will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, the Company:

  will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

  will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

  will not be required to obtain a non-binding advisory vote from its shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

  will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

  may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”); and

  will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The Company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The Company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the Company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after the Company's initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time should it no longer meet the definition of an emerging growth company. Note that the Company’s Reg A Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Reg A Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that the Company would cease to be an “emerging growth company” if the Company has more than $1.235 billion in annual revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to the Company due to the fact that it may also qualify, once subject to the reporting obligations under section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Item 2. Other Information

We have no information to disclose that was required to be in a Current Report on Form 1-U during the semiannual period covered by this Special Report on Form 1-SA, but was not reported.

Item 3. Financial Statements

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR STARFIGHTERS SPACE, INC.

Page
Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2025 and 2024
Condensed Consolidated Interim Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024	19
Unaudited Condensed Consolidated Interim Statements of Operations for the Three and Six Months Ended June 30, 2025 and 2024 (unaudited)	20
Unaudited Condensed Consolidated Interim Statements of Changes in Stockholder's Deficit for the Three and Six Months Ended June 30, 2025 and 2024 (unaudited)	21
Unaudited Consolidated Interim Statements of Cash Flow for the Six Months Ended June 30, 2025 and 2024 (unaudited)	22
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (unaudited)	23

STARFIGHTERS SPACE, INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited - Stated in United States dollars)

STARFIGHTERS SPACE, INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	June 30, 2025 (unaudited)	December 31, 2024 (audited)
Assets

Current assets
Cash	$3,763,993	$7,050,610
Restricted cash	50,338	50,089
Short-term investments	1,350,170	1,006,517
Due from related parties	26,065	4,074
Prepaid expenses	164,342	134,572
Deferred financing charges	121,225	105,703
Grant receivable	51,511	-
Other receivable	1,064	1,064
Total current assets	5,528,708	8,352,629

Right of use assets - operating lease, net	199,157	242,332
Property, plant, and equipment, net	72,461	82,622
Long-term deposits	7,623,003	1,623,003
Total assets	$13,423,329	$10,300,586

Liabilities and Stockholders' Deficit

Current liabilities
Accounts payable and accrued liabilities	$661,401	$731,756
Deferred income	220,000	344,800
Derivative liability	5,084,232	4,535,469
Lease liability	100,716	91,767
Interest payable	13,384	13,938
Convertible debentures, net	7,733,139	7,244,961
Notes payable	1,436,001	1,436,001
Related party notes payable	1,630,200	1,630,200
Total current liabilities	16,879,073	16,028,892

Lease liability - non-current	109,776	162,150
Total liabilities	$16,988,849	$16,191,042

Commitments and contingencies - see Note 10

Stockholders' Deficit
Common stock, $0.00001 par value, 200,000,000 shares authorized; 21,074,832 issued and outstanding as of June 30, 2025 (19,176,910 as of December 31, 2024)	211	192
Common stock subscribed	1,976,791	1,870,643
Additional paid-in-capital	15,555,702	9,125,524
Accumulated deficit	(21,098,224)	(16,886,815)
Total stockholders' deficit	(3,565,520)	(5,890,456)
Total liabilities and stockholders' deficit	$13,423,329	$10,300,586

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STARFIGHTERS SPACE, INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Operating expenses
Advertising and promotion	$14,853	$42,096	$96,026	$98,915
Bank and interest charges	4,048	654	8,075	1,304
Business development	206,000	90,000	386,000	180,000
Consulting fees	375,610	193,472	765,960	434,400
Contract labour and fuel	158,669	82,050	344,444	181,700
Depreciation	5,081	1,841	10,161	3,683
Directors' fees	42,000	38,000	84,000	80,000
Franchise tax	30,703	-	30,703	-
Insurance	22,641	20,742	43,798	43,872
Licenses	-	335	450	370
Listing fees	6,850	15,404	9,899	15,404
Management fees	85,097	55,500	160,097	111,000
Office and administrative	93,794	25,870	171,919	85,716
Professional fees	207,729	202,102	400,143	489,955
Relocation costs	37,011	-	37,011	-
Rent expense	161,538	70,646	264,289	141,466
Repairs and maintenance	17,723	39,706	23,717	41,967
Research and development	441,992	-	441,992	-
Travel and entertainment	144,802	39,145	400,256	96,366
Vehicle	531	28,576	1,806	28,939
Total operating expenses	(2,056,672)	(946,139)	(3,680,746)	(2,035,057)

Other income (expense)
Amortization of debt discount	(121,914)	(381,026)	(238,981)	(757,152)
Change in fair value of derivative liability	155,899	(554,861)	(548,763)	(1,743,378)
Other income	266,240	(20,000)	354,140	-
Grant income	61,011	-	101,011	-
Interest expense	(152,132)	(146,382)	(270,542)	(314,951)
Interest income	39,346	8,446	82,121	19,084
Exchange loss	(5,559)	(500)	(9,649)	(22)
Total other income (expense)	242,891	(1,094,323)	(530,663)	(2,796,419)

Net loss	$(1,813,781)	$(2,040,462)	$(4,211,409)	$(4,831,476)

Weighted average number of shares - Basic and diluted	21,000,436	16,720,200	20,338,412	16,720,200

Loss per share - Basic and diluted	$(0.09)	$(0.12)	$(0.21)	$(0.29)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STARFIGHTERS SPACE, INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock
	Number of shares	Amount	Common Stock Subscribed	Additional Paid-in- Capital	Deficit	Total Stockholders' Deficit

Three months ended June 30, 2025 and 2024

Balance, April 1, 2024	16,720,200	$167	$-	$1,041,583	$(11,769,052)	$(10,727,302)
Net loss	-	-	-	-	(2,040,462)	(2,040,462)
Balance, June 30, 2024	16,720,200	167	-	1,041,583	(13,809,514)	(12,767,764)

Balance, April 1, 2025	19,697,980	197	4,101,909	10,889,646	(19,284,443)	(4,292,691)
Issuance of former stock subscriptions	1,142,590	12	(4,101,909)	4,101,897	-	-
Reg A financing	234,262	2	-	840,999	-	841,001
Reg A financing subscriptions received	-	-	1,976,791	-	-	1,976,791
Reg A financing share issuance costs	-	-	-	(276,840)	-	(276,840)
Net loss	-	-	-	-	(1,813,781)	(1,813,781)
Balance, June 30, 2025	21,074,832	$211	$1,976,791	$15,555,702	$(21,098,224)	$(3,565,520)

Six months ended June 30, 2025 and 2024

Balance, January 1, 2024	16,720,200	$167	$-	$1,041,583	$(8,978,038)	$(7,936,288)
Net loss	-	-	-	-	(4,831,476)	(4,831,476)
Balance, June 30, 2024	16,720,200	167	-	1,041,583	(13,809,514)	(12,767,764)

Balance January 1, 2025	19,176,910	192	1,870,643	9,125,524	(16,886,815)	(5,890,456)
Issuance of former stock subscriptions	521,070	5	(1,870,643)	1,870,638	-	-
Reg A financing	1,376,852	14	-	4,942,896	-	4,942,910
Reg A financing subscriptions received	-	-	1,976,791	-	-	1,976,791
Reg A financing share issuance costs	-	-	-	(383,356)	-	(383,356)
Net loss	-	-	-	-	(4,211,409)	(4,211,409)
Balance, June 30, 2025	21,074,832	$211	$1,976,791	$15,555,702	$(21,098,224)	$(3,565,520)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STARFIGHTERS SPACE, INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024

Cash flows from operating activities
Net loss	$(4,211,409)	$(4,831,476)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,161	3,683
Amortization of ROU asset	43,175	37,289
Unrealized gain on short-term investment	(25,050)	(4,669)
Amortization of debt discount	238,981	757,152
Change in fair value of derivative liability	548,763	1,743,378

Changes in operating assets and liabilities:
Accrued interest	248,643	306,017
Grant receivable	(51,511)	-
Prepaid expenses	(29,770)	1,774
Due from related parties	(21,991)	-
Accounts payable and accrued liabilities	(70,335)	291,961
Deferred income	(124,800)	47,900
Lease liability	(43,425)	(35,760)
Net cash used in operating activities	(3,488,588)	(1,682,751)

Cash flows from investing activities
Additions to long-term deposits	(6,000,000)	(50,000)
Purchase of short-term investments	(318,603)	-
Net cash used in investing activities	(6,318,603)	(50,000)

Cash flows from financing activities
Proceeds from convertible debentures to be issued	-	28,120
Repayment of related party notes payable	-	(45,000)
Proceeds from convertible debenture	-	501,400
Proceeds from Regulation A financing	6,919,701	-
Cash paid for financing costs	(398,878)	(19,950)
Net cash provided by financing activities	6,520,823	464,570

Decrease in cash and restricted cash	(3,286,368)	(1,268,181)
Cash and restricted cash, beginning of period	7,100,699	1,694,109
Cash and restricted cash, end of period	$3,814,331	$425,928

Cash	$3,763,993	$425,928
Restricted cash	50,338	-
Total cash and restricted cash, end of period	$3,814,331	$425,928

Supplemental cash flow information
Income taxes paid	$-	$-
Interest paid	$21,899	$8,935

Supplemental disclosure of non-cash investing and financing activities
Shares issued for common stock subscribed	$1,870,643	$-
Deferred financing costs recognized as share issuance costs	$105,703	$-
Initial derivative liability from issuance of convertible notes	$-	$297,375

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Starfighters Space Inc. ("SFS" or the "Company") was incorporated on September 6, 2022, under the laws of the State of Delaware.  The Company's registered office is held at 850 New Burton Road, Suite 201, Dover, DE 19904. The Company's principal operating facility is located in Cape Canaveral, Florida. The Company operates from the NASA Kennedy Space Center in Florida and has a fleet of seven F104 Fighter jets that are capable of flying MACH 2+.  The Company is currently in the process of gaining a launch waiver and license for its first space launch to launch rockets carrying payloads for data testing from their jets into suborbital space.  Upon successful suborbital space flight, the Company intends to develop infrastructure for orbital space launch.

Risks and Uncertainties

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION

a) Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited financial statements and notes thereto as of and for the years ended December 31, 2024 and 2023 which report is dated April 30, 2025. The interim results for the three and six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future periods.

As of June 30, 2025, the Company's subsidiaries were:

Name of subsidiary	Place of incorporation	Incorporated	Ownership
Starfighters International Inc. (Florida)	Florida, the United States	March 3, 2018	100%
Starfighters Inc.	Florida, the United States	November 16, 1995	100%
Starfighters International Inc. (Texas)	Texas, the United States	March 29, 2024	100%

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. BASIS OF PRESENTATION (CONTINUED)

b) Going concern

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the six months ended June 30, 2025, the Company recorded a net loss of $4,211,409 (June 30, 2024 - $4,831,476) and has a deficit of $21,098,224 (December 31, 2024 - $16,886,815).

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of the unaudited condensed consolidated interim financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. These unaudited condensed consolidated interim financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

As of June 30, 2025, the Company had cash in the amount of $3,763,993 (December 31, 2024 - $7,050,610). The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

c) Functional and presentation currencies

These unaudited condensed consolidated interim financial statements of the Company are presented in United States dollars. The functional currency of the Company and its subsidiaries is the United States dollar.

d) Emerging growth company

The Company is an "Emerging Growth Company", as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it has taken advantage of certain exemptions that are not applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial reporting standards.  The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. BASIS OF PRESENTATION (CONTINUED)

e) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with U.S. GAAP requires the Company's management to make judgments, estimates and assumptions about future events that the amounts reported in the unaudited condensed consolidated interim financial statements.  Actual results may differ from these estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with the accounting policies disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2024.

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months. There are no cash equivalents as of June 30, 2025 or December 31, 2024. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash and cash equivalents balance as of June 30, 2025 was $3,064,331 (December 31, 2024 - $6,350,699).

b) Restricted cash

Restricted cash are deposits held with banks that are held as collateral for the corporate credit cards of the Company.

c) Short-term investments

The Company's short-term investments are treasury notes and certificates of deposit with original maturities greater than 3 months.  The treasury notes held by the Company as of June 30, 2025 has a balance of $322,696 and mature between 2025 - 2026. The treasury notes have interest rates of 4.167% - 4.331%. The Company did not hold treasury notes as of December 31, 2024. The certificate of deposit held by the Company as of June 30, 2025 has a balance of $1,027,474 and matures in 2025. The certificate of deposit has an interest rate of 3.924%. The Company held a certificate of deposit with a balance of $1,006,517 as of December 31, 2024 which matured in 2025, and had an interest rate of 4.163%. The short-term investments are level 1 investments in the fair value hierarchy. These securities are presented on the condensed consolidated interim balance sheet at fair value.  Earnings from these securities are included in interest income on the unaudited condensed consolidated interim statement of operations. For the three and six months ended June 30, 2025, the Company recorded a gain on short-term investments of $23,981 and $25,050, respectively (three and six months ended June 30, 2024 - $0 and $0, respectively), which is included in interest income in the unaudited condensed consolidated interim statement of operations.

d) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at original invoice amount, less any estimate made for doubtful accounts or credit losses. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in the Company's existing receivables over the contractual term. We evaluate our exposure to credit loss on both a collective and individual basis. We evaluate such receivables on an individual customer basis and take into account any relevant available information, which begins with historical credit loss experience and consideration of current and expected conditions and market trends (such as general economic conditions, other microeconomic and macroeconomic considerations, etc.) and reasonable and supportable forecasts that could impact the collectability of such receivables over the contractual term individually or in the aggregate.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in circumstances relating to these factors may result in the need to increase or decrease our allowance for credit losses in the future. The allowance for credit losses was $0 as of June 30, 2025 and December 31, 2024.

e) Financial instruments measurements and fair value of financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or fair value through other comprehensive income. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements,

ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following, based on the nature of the valuation inputs:

  Level 1: quoted prices (unadjusted) for identical assets or liabilities in active markets;
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
  Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data where available. The classification of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company determined that the derivative liability relating to the embedded conversion feature in the convertible notes is a Level 3 liability. See Note 6 for the significant inputs used and for a roll-forward of the Level 3 liability.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Derivative Liabilities

The Company evaluates its financial instruments and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 815, Derivatives and Hedging. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market at each balance sheet date and recorded as a liability and the change in fair value is recorded in the unaudited condensed consolidated interim statements of operations. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.  Derivative instruments that become subject to reclassification are reclassified at the fair value of the instrument on the reclassification date.  Derivative instrument liabilities will be classified in the condensed consolidated balance sheet as current or non-current based on whether or not settlement of the derivative instrument is expected within 12 months of the condensed consolidated balance sheet date.

The Company uses the Monte Carlo simulation model to value derivative liabilities.  This model uses Level 3 inputs in the fair value hierarchy established by ASC 820, Fair Value Measurement. The significant inputs and assumptions to the Monte Carlo simulation model are disclosed in Note 6.

g) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the three and six months ended June 30, 2025, were $14,853 and $96,026, respectively (three and six months ended June 30, 2024 - $42,096 and $98,915, respectively).

h) Loss per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive options and potential units are ignored in calculating diluted EPS. All options and potential units are considered anti-dilutive when the Company is in a loss position.

The Company has the following anti-dilutive securities as of June 30, 2025 and June 30, 2024:

	June 30, 2025	June 30, 2024

Warrants	18,199,074	18,150,000

Due to the terms of the conversion option for the Note Payable (Note 5) and Convertible Debentures (Note 6), the Company cannot predict the anti-dilutive shares for these instruments, and as such, they are excluded from the above table.

i) Other income

The Company earns ancillary income from contracts with customers for pilot training and equipment testing. The income is recognized at a point in time which is upon the completion of the services, which the Company has determined is the completion of a flight. There is no variable consideration for these ancillary services.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

From time to time, the Company receives consideration in advance of the services being rendered; this is presented as deferred income on the condensed consolidated balance sheet. The Company also extends credit for payments to be received for services provided; this is presented as accounts receivable on the condensed consolidated balance sheet.

The following table summarizes the deferred income activity for the six months ended June 30, 2025 and year ended December 31, 2024:

Balance as of January 1, 2024	$397,000
Recognition of income recorded as deferred income as of December 31, 2023	(157,000)
Deferral of income billed during the year	104,800
Balance as of December 31, 2024	$344,800
Recognition of income recorded as deferred income as of December 31, 2024	(124,800)
Balance as of June 30, 2025	$220,000

j) Grant income

The Company receives certain cost reimbursements from an economic development corporation in Texas (Note 10). The income is recognized at a point in time when the Company completes its obligations for entitling to such reimbursements, and included in grant income on the unaudited condensed consolidated interim statements of operations.

Amounts received by the Company that the Company is not yet entitled to, and subject to refunds, are recognized as a payable, until the Company's completion of its obligations to earn the reimbursements.

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following:

	June 30, 2025	December 31, 2024
Vehicles	$51,149	$51,149
Aircraft improvements	79,529	79,529
	130,678	130,678
Less: accumulated depreciation	(58,217)	(48,056)
Net book value	$72,461	$82,622

Depreciation expense for the three and six months ended June 30, 2025, was $5,081 and $10,161, respectively (three and six months ended June 30, 2024 - $1,841 and $3,683, respectively).

5. NOTES PAYABLE

On February 16, 2012, the Company secured a loan with Space Florida in the amount of $1,436,001, maturing September 16, 2022. The loan bears interest at 1.00% per annum, no payments are due on the loan for 12 months from the date of first disbursement of the loan and interest-only payments are applicable over the next 114 months. The loan is secured by a DASH-7 aircraft engine with a book value of $0.

On September 16, 2022, the Company and Space Florida amended the agreement to extend the maturity date to November 1, 2033 and to increase the interest rate to 3.00% per annum and 8.00% per annum in the event of default. Additionally, starting December 1, 2023 the Company is to make monthly installments of $13,866.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. NOTES PAYABLE (CONTINUED)

On November 1, 2024, the Company and Space Florida entered into an amendment to the loan to confirm that the rate of interest is 3%. The parties also agreed that the previous monthly payment schedule is no longer in force, and the final settlement of the note would be through the conversion to shares of the Company upon a public listing event, at the public offering price.

As of June 30, 2025, the principal balance of $1,436,001 (December 31, 2024 - $1,436,001), and accrued interest of $13,384 (December 31, 2024 - $13,938) was outstanding for this loan. Interest expense was $10,732 and $21,345 for the three and six months ended June 30, 2025, respectively (three and six months ended June 30, 2024 - $33,481 and $66,445, respectively).

6. CONVERTIBLE DEBENTURE

The convertible debentures bear interest at 5.00% per annum, had an original maturity date of February 24, 2025, and automatically convert upon the event of an initial public offering ("IPO") at the lesser of a 40% discount of the price of the IPO and $4.00 per share. Convertible debentures entered into subsequent to the Tranche 1,  which closed on February 24, 2023, receive interest from the initial issuance date of February 24, 2023 from Tranche 1.

During the year ended December 31, 2024, the Company closed the secured convertible debenture financing as follows:

  Tranche 5, on May 14, 2024 and August 15, 2024 for gross proceeds of $743,400.

The convertible debentures were determined to be hybrid financial instruments comprised of a debt host liability and an embedded derivative liability, as under the conversion feature, the number of shares that will or may be issued to settle the debentures may vary. Upon issuance, the fair value of the debt host liability was determined to be $743,400 and the respective embedded derivative liability was valued at $475,909. The derivative liability conversion feature was valued first and the residual was allocated to the debt host liability. The Company uses the Monte Carlo model to determine the fair value of the embedded derivative liability based on a common stock simulation model and future projections of various potential outcomes. The Company incurred $19,950 in transaction costs. The fair value of the initial derivative and the transaction costs incurred were recorded as debt discount and are amortized over the life of the convertible notes using the effective interest method.

During the year ended December 31, 2023, the Company closed the secured convertible debenture financing as follows:

  Tranche 1, on February 24, 2023 for gross proceeds of $4,413,400
  Tranche 2, on July 14, 2023 for gross proceeds of $804,100
  Tranche 3, on September 15, 2023 for gross proceeds of $448,000
  Tranche 4, on December 28, 2023 for gross proceeds of $680,500

The convertible debentures were determined to be hybrid financial instruments comprised of a debt host liability and an embedded derivative liability, as under the conversion feature the number of shares that will or may be issued to settle the notes may vary. Upon issuance, the fair value of the debt host liability was determined to be $6,346,000 and the respective embedded derivative liability was valued at $2,352,602. The derivative liability conversion feature was valued first and the residual was allocated to the debt host liability. The Company uses the Monte Carlo model to determine the fair value of the embedded derivative liability based on a common stock simulation model and future projections of various potential outcomes. The Company incurred $86,506 in transaction costs.

The fair value of the initial derivative and the transaction costs incurred were recorded as debt discount and are amortized over the life of the convertible notes using the effective interest method.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6. CONVERTIBLE DEBENTURE (CONTINUED)

On December 19, 2024, holders of the convertible debentures approved an amendment to the debenture indenture, originally dated as of February 24, 2023, such that the maturity of the convertible debentures is extended from February 24, 2025 to December 31, 2025, and the convertible debentures will bear interest of 5.00% per annum until February 24, 2025, and 8.00% per annum from February 25, 2025 (the "December 2024 amendment"). The Company determined that this amendment should be treated as a debt modification.

Debt discount amortization during the three and six months ended June 30, 2025 was $121,914 and $238,981, respectively (three and six months ended June 30, 2024 - $381,026 and $757,152, respectively). Unamortized debt discount as of June 30, 2025 and December 31, 2024 was $261,956 and $500,937, respectively. Interest expense on the convertible notes for the three and six months ended June 30, 2025 was $141,400 and $249,197, respectively (three and six months ended June 30, 2024 - $112,901 and $248,506, respectively).

A summary of convertible debt as of and for the six months ended June 30, 2025, as of and for the year ended December 31, 2024 is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Total
As of January 1, 2024	$3,617,726	$551,746	$269,096	$337,839	$-	$4,776,407
Issuances	-	-	-	-	743,400	743,400
Fair value of conversion feature	-	-	-	-	(475,909)	(475,909)
Transaction costs	-	-	-	-	(19,950)	(19,950)
Amortization of debt discount	819,055	225,899	152,110	273,428	307,013	1,777,505
Interest	221,275	55,736	34,920	62,736	68,841	443,508
As of December 31, 2024	$4,658,056	$833,381	$456,126	$674,003	$623,395	$7,244,961
Amortization of debt discount	80,616	22,098	16,240	33,593	86,434	238,981
Interest	155,134	28,265	15,748	23,920	26,130	249,197
As of June 30, 2025	$4,893,806	$883,744	$488,114	$731,516	$735,959	$7,733,139

A roll-forward of the derivative liability, which is categorized at Level 3 on the fair value hierarchy, for the six months ended June 30, 2025, and year ended December 31, 2024 is as follows:

Derivative liabilities
As of January 1, 2024	$2,416,863
Fair value of embedded derivative liability recognized	475,909
Change in fair value	1,642,697
As of December 31, 2024	$4,535,469
Change in fair value	548,763
As of June 30, 2025	$5,084,232

The key inputs used in the Monte Carlo model for the embedded conversion feature at initial measurement were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Risk-free interest rate	4.67%	4.90%	5.11%	4.69%	4.44% - 5.01%
Expected term (years)	2.00	1.58	1.42	1.17	0.50 - 0.75
Expected volatility	74.6%	74.2%	75.8%	75.9%	69.3% - 86.2%
Probability of an IPO	50.00%	60.00%	70.00%	75.00%	95.00%
Stock price	$0.5135	$0.5477	$0.5632	$0.5886	$2.0627 - 3.2454

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6. CONVERTIBLE DEBENTURE (CONTINUED)

The Company's use of a Monte Carlo simulation model required the use of the subjective assumptions:

  The stock price was determined from a 409a valuation;
  The volatility was derived from comparable public companies;
  For the early redemption option the Company estimated this at 0% for all valuation dates. The Company estimated this default at 0% for all valuation dates;
  The probability of a successful IPO occurring was based on management's best estimate; and
  The conversion price is not subject to reset provisions for subsequent financing events.

The key inputs used in the Monte Carlo model for the embedded conversion feature at June 30, 2025 were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Risk-free interest rate	4.29%	4.29%	4.29%	4.29%	4.29%
Expected term (years)	0.50	0.50	0.50	0.50	0.50
Expected volatility	57.0%	57.0%	57.0%	57.0%	57.0%
Probability of an IPO	95.00%	95.00%	95.00%	95.00%	95.00%
Stock price	$3.59	$3.59	$3.59	$3.59	$3.59

The key inputs used in the Monte Carlo model for the embedded conversion feature at December 31, 2024 were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Risk-free interest rate	4.16%	4.16%	4.16%	4.16%	4.16%
Expected term (years)	1.00	1.00	1.00	1.00	1.00
Expected volatility	74.0%	74.0%	74.0%	74.0%	74.0%
Probability of an IPO	95.00%	95.00%	95.00%	95.00%	95.00%
Stock price	$3.59	$3.59	$3.59	$3.59	$3.59

7. STOCKHOLDERS' DEFICIT

a) Common stock

Common stock activity during the six months ended June 30, 2025

On January 6, 2025, the Company closed a round of its Reg A Offering in relation to funds already received as of December 31, 2024 and issued 521,070 shares of common stock at a price of $3.59 per share, for gross proceeds of $1,870,643. In conjunction with closing this financing round, the Company incurred cash issuance costs of $106,516. On January 6, 2025, the Company also issued 5,224 warrants to the placement agent. These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59. The Company valued the warrants using the Black-Scholes model and determined that the warrants had a fair value of $12,672.

On February 27, 2025 and March 13, 2025, the Company closed two rounds of its Reg A Offering for gross proceeds of $4,101,909. Cash issuance costs totalling $231,265 were incurred in connection with this closing On April 2, 2025, the Company issued 1,142,367 shares in connection with this closing. On April 2, 2025, the Company also issued 11,425 warrants to the placement agent. These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59. The Company valued the warrants using the Black-Scholes model and determined that the warrants had a fair value of $27,163.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7. STOCKHOLDERS' DEFICIT (CONTINUED)

On April 25, 2025, the Company closed a round of its Reg A Offering and issued 234,485 shares of common stock at a price of $3.59 per share for gross proceeds of $841,801. In conjunction with the closing of this round, the Company incurred cash issuance cost of $29,065. On April 25, 2025, the Company issued 2,344 agent's warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029. The Company valued the warrants using the Black-Scholes model and determined that the warrants had a fair value of $4,925.

On May 14, 2025, the Company closed a round of its Reg A Offering for gross proceeds of $1,976,791. Cash issuance costs totalling $102,705 were incurred in connection with this closing. 550,639 shares are issuable in connection with this closing. As of June 30, 2025, the shares have not yet been issued but the funds were received. Due to this, as of June 30, 2025, the proceeds are disclosed as common stock subscribed and the share issuance costs are disclosed as deferred financing charges on the unaudited condensed interim consolidated balance sheet. The Company valued the warrants using the Black-Scholes model and determined that the warrants had a fair value of $11,525.

Common stock activity during the year ended December 31, 2024

On October 23, 2024, November 11, 2024 and November 29, 2024, the Company conducted closings of its offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings ("Reg A Offering"), pursuant to which an aggregate of 2,456,710 shares of common stock were issued at a price of $3.59 per share, for gross proceeds of $8,819,600. In conjunction with the closing of these rounds, the Company incurred share issuance costs of $735,634. The Company was also required to issue 24,574 warrants to the placement agent.  These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59.  The Company valued the warrants using the Black-Scholes model and determined that the warrants had a fair value of $57,182.

On December 23, 2024, the Company closed another round of its Reg A Offering for gross proceeds of $1,870,643. As of December 31, 2024, the shares have not yet been issued but the funds were received.  Due to this, as of December 31, 2024, the proceeds are disclosed as common stock subscribed and the share issuance costs are disclosed as deferred financing charges on the consolidated balance sheet.

b) Warrants

A summary of Common Stock warrant activity during the six months ended June 30, 2025 is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life in years	Aggregate intrinsic value
Outstanding, January 1, 2025	18,174,574	$0.33	4.00	$59,169,000
Issued	24,500	3.59
Outstanding, June 30, 2025	18,199,074	$0.34	4.00	$59,169,000
Exercisable, June 30, 2025	49,074	$3.59	4.19	$-

As previously noted, in connection with the 2025 Offerings, the Company was required to issue 24,500 warrants to the placement agent.  These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59.  The Company valued the warrants using the Black-Scholes model.  Based on the below inputs, the Company determined that the warrants had a fair value of $56,285.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7. STOCKHOLDERS' DEFICIT (CONTINUED)

Expected volatility	73.7% - 87.30%
Expected term (years)	4.32 - 4.67
Risk-free interest rate	2.61 - 2.96%
Dividend yield	0%

The stock price in the model was based on a 409(a) valuation, the volatility was based on the historical volatility of comparable public companies, and the expected term is the life of the warrant.

8. RELATED PARTY TRANSACTIONS

Due From Related Party

As of June 30, 2025, $4,074 (December 31, 2024 - $4,074) was due from the Chief Executive Officer ("CEO"), who is also a majority shareholder. The amounts are unsecured, non-interest bearing and due on demand.

As of June 30, 2025, $21,990 (December 31, 2024 - $0) was due from the Chief Financial Officer ("CFO"), for expenses paid on behalf of the CFO by the Company. The amounts are unsecured, non-interest bearing and due on demand.

Management Fees

During the three and six months ended June 30, 2025, management fees of $85,097 and $160,097, respectively (three and six months ended June 30, 2024 - $55,500 and $111,000, respectively), were incurred to the CEO, who is also a majority shareholder of the Company. As of June 30, 2025 and December 31, 2024, $25,000 and $0, of management fees were included in accounts payable and accrued liabilities, respectively.

Consulting Fees

During the three and six months ended June 30, 2025, the Company incurred consulting fees of $0 and $0, respectively (three and six months ended June 30, 2024 - $6,250 and $25,000, respectively), of fees to a board of directors ("BOD") member.  As of June 30, 2025 and December 31, 2024, $0 and $0 of these fees were unpaid, respectively.

During the three and six months ended June 30, 2025, the Company incurred consulting fees of $0 and $10,606, respectively (three and six months ended June 30, 2024 - $0 and $0, respectively), of fees to a BOD member.  As of June 30, 2025 and December 31, 2024, $0 and $0 of these fees were unpaid, respectively.

During the three and six months ended June 30, 2025, the Company incurred consulting fees of $0 and $0, respectively (three and six months ended June 30, 2024 - $22,500 and $45,000, respectively), of fees to a Company for which a BOD member is part of senior management.  As of June 30, 2025 and December 31, 2024, $0 and $0 of these fees were unpaid, respectively.

During the three and six months ended June 30, 2025, the Company incurred an expense of $18,000 and $36,000, respectively (three and six months ended June 30, 2024 - $12,000 and $24,000, respectively), of fees to an entity owned by the spouse of the CEO, who is also a majority shareholder.  As of June 30, 2025 and December 31, 2024, $6,000 and $0 of these fees were included in accounts payable and accrued expenses.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8. RELATED PARTY TRANSACTIONS (CONTINUED)

Contract Labour

During the three and six months ended June 30, 2025, the Company incurred expenses with the brother of the CEO, totaling $7,000 and $27,000, respectively (three and six months ended June 30, 2024 - $0 and $0, respectively). These expenses are included in Contract Labour and Fuel in the unaudited condensed consolidated interim statements of operations. As of June 30, 2025 and December 31, 2024, there were no unpaid amounts for these services.

Director Fees

During the three and six months ended June 30, 2025, directors fees of $42,000 and $84,000, respectively (three and six months ended June 30, 2024 - $38,000 and $80,000, respectively), were incurred to related parties. As of June 30, 2025 and December 31, 2024, $20,000 and $128,000, respectively, of directors fees were included in accounts payable and accrued liabilities.

Professional Fees

During the three and six months ended June 30, 2025, the Company incurred professional fee expenses of $45,000 and $90,000, respectively (three and six months ended June 30, 2024 - $25,500 and $51,000, respectively), to the CFO.  There were no amounts owed to this related party as of June 30, 2025 or December 31, 2024.

During the three and six months ended June 30, 2025, the Company incurred professional fee expenses of $24,000 and $48,000, respectively (three and six months ended June 30, 2024 $22,500 and $45,000, respectively), to the Vice President of Development.  As of June 30, 2025 and December 31, 2024, $8,000 and $0 of these fees were included in accounts payable and accrued expenses.

Commitments and Contingencies

The Company entered into an agreement with a company owned 50% by the CEO and majority shareholder.  The agreement is to buy jet engines.  The purchase price of the jet engines is $2,200,000.  As of June 30, 2025, the Company had total long-term deposits with this related party recorded for this agreement of $2,300,000 (December 31, 2024 - $1,300,000).

Notes Payable

On August 14, 2010, Company entered into a loan agreement with the Shareholder in the amount of $865,000. The loan bears no interest, with no terms of repayment and is due on demand. As of June 30, 2025 and December 31, 2024, $190,050 was outstanding for this loan.

On August 14, 2010, the Company entered into a loan agreement with an entity owned by the spouse of the Shareholder in the amount of $865,000. The loan bears no interest, with no terms of repayment and is due on demand. As of June 30, 2025 and December 31, 2024, $865,000 was outstanding for this loan.

On April 10, 2016, the Company entered into a loan agreement with a corporation owned 50% by the CEO, who is also a majority shareholder, in the amount of $100,000. The loan bears no interest, with no terms of repayment and is due on demand. As of June 30, 2025 and December 31, 2024, $100,000 was outstanding for this loan.

On August 1, 2022, the Company entered into a loan agreement with the Shareholder in the amount of $475,150. The loan bears no interest, with no terms of repayment, and is due on demand. As of June 30, 2025 and December 31, 2024, $475,150 was outstanding for this loan.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9. INCOME TAXES

The Company did not record any income tax provision or benefit for the three and six months ended June 30, 2025 and 2024. The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of its deferred tax assets. The Company has established a valuation allowance against the net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such deferred tax assets in the accompanying unaudited condensed consolidated interim financial statements.

10. COMMITMENTS AND CONTINGENCIES

Issuance of Options to Consultant and Officer

On September 1, 2023, the Company entered into an agreement with a consultant. Under the agreement, the Company was obligated to issue 100,000 options.  Both the Company and the consultant have agreed to delay issuance of these options until an Offering price has been established as part of an initial public offering or other public offering ("Offering Price").

The agreement also calls for 150,000 contingent Options, subject to future approval by the Board of Directors, with an exercise price equal to the Offering Price.

On August 12, 2025, the Company granted 100,000 restricted stock units to the consultant in satisfaction of the original obligation to issue 100,000 options.

On January 1, 2024, the Company entered into an agreement with the Chief Financial Officer (the "CFO"). Under the agreement, the Company was obligated to issue 100,000 options.  Both the Company and the CFO have agreed to delay issuance of these options until an Offering price has been established as part of an initial public offering or other public offering ("Offering Price").

The agreement also calls for 150,000 contingent Options, subject to future approval by the Board of Directors, with an exercise price equal to the Offering Price.

On August 12, 2025, the Company granted 750,000 restricted stock units to the CFO in satisfaction of the all obligations of issuance of the 250,000 options.

Midland Economic Development Agreement

On October 7, 2024, the Company entered into an economic development agreement (the "Economic Development Agreement") with Midland Development Corporation ("MDC"), whereby MDC has agreed to provide certain incentives to the Company for (i) expansion of its business operations to the Midland International Air & Space Port ("KMAF"), (ii) creation and retention of primary jobs within the corporate limits of the City of Midland, and (iii) relocation of certain capital assets and equipment at the Midland International Air & Space Port. In connection with the Economic Development Agreement, the Company has a commitment to enter into certain temporary, short-term, and long-term hangar leases at KMAF, and the MDC would provide reimbursements of lease payments until a long-term hangar lease is being entered into. For the three and six months ended June 30, 2025, the Company incurred rent expenses of $24,000 and $64,000, respectively, and relocation costs of $37,011 and $37,011, respectively, in relation to the Economic Development Agreement.

For the three and six months ended June 30, 2025, the Company is entitled to grant income related to reimbursement of these costs of $61,000 and $101,000, respectively (three and six months ended June 30, 2024 - $0 and $0, respectively). As of June 30, 2025 and December 31, 2024, the Company had a grant income receivable of $51,511 and $0, respectively.

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Aerovision Aircraft Acquisition Agreement

On October 31, 2024, the Company entered into an aircraft acquisition agreement ("Aircraft Agreement") with Aerovision LLC ("Aerovision"), pursuant to which the Company agreed to purchase from Aerovision various used aircrafts and associated spare equipment (the "Aircraft Transactions") in phases. The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea.

The Aircraft Agreement requires an initial deposit advance in the amount of $5,000,000 to be made no later than ten business days from the signing of the Aircraft Agreement, which has been paid from funds received from the Company's Regulation A Tier 2 Offering. The payment of the deposit is considered to constitute "Phase 1" under the Aircraft Agreement.  Phase 2 will involve the payment of an additional $5,000,000 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment is due no later than December 15, 2024. Phase 3 will involve the payment of an additional $5,000,000 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment is due no later than March 15, 2025. Phase 4 shall involve the payment of an additional $5,000,000 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties are to use their reasonable best efforts to complete Phase 4 by April 15, 2025. This agreement has subsequently been amended.

On January 28, 2025, the Company and Aerovision verbally agreed to amend the Aircraft Agreement regarding the Aircraft Transactions, pursuant to which: (i) the Company may elect not to proceed with Phase 3 and/or Phase 4; (ii) the initial deposit advance of $5,000,000 is broken down into two payments of $2,500,000 each, with the first payment to be made on or before January 31, 2025 (which has been paid on January 24, 2025), and the second payment to be made within 10 days of Aerovision executing a binding agreement to acquire a minimum of eight F-4 Phantom II aircraft from an alternative supplier(s) (which has been paid on March 3, 2025); (iii) the due date for payment associated with Phase 2 is amended to be within five days of Aerovision providing confirmation of shipping of the F-4 Phantom II aircraft to the Company from the point of origin; (iv) the due date for payment associated with Phase 3, if Starfighters International elected to proceed, is amended to be October 31, 2025; (v) the due date for payment associated with Phase 4, if Starfighters International elected to proceed, is amended to be January 31, 2026.

If all four phases of the Aircraft Agreement are completed, the total cost of the agreement will be $20,000,000. As of June 30, 2025, the Company has made deposits to Aerovision totalling $5,150,000 (December 31, 2024 - $150,000).

11. CORRECTION OF IMMATERIAL ERRORS

During the preparation of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025, the Company identified certain immaterial errors in the previously issued unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025.

The Company determined $40,000 of grant income should have been recorded in the unaudited condensed consolidated interim statements of operations for the three months ended March 31, 2025, with a corresponding grant receivable in the condensed consolidated interim balance sheet. As of March 31, 2025, the Company was already entitled to receive the amount as reimbursement on its rent expenses pursuant to the Economic Development Agreement (Note 10).

STARFIGHTERS SPACE, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11. CORRECTION OF IMMATERIAL ERRORS (CONTINUED)

The Company determined listing fees in the unaudited condensed consolidated interim statements of operations for the three months ended March 31, 2024, and correspondingly, accounts payable and accrued liabilities in the condensed consolidated interim balance sheet as of March 31, 2024 were overstated by $150,000, as a result of double recognition of an invoice that was already recorded.

For the three months ended March 31, 2025 and 2024, the corrected net loss is $2,397,628 and $2,791,014, respectively, or $0.12 per share, and $0.17 per share, respectively.

The Company evaluated the corrections and has determined their impacts were immaterial, individually and in aggregate, to the previously issued unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025.

12. SUBSEQUENT EVENTS

On July 16, 2025, the Company issued 648,866 shares of common stock at a price of $3.59 per share in connection with a round of Reg A Offering previously closed with funds received as of June 30, 2025 (Note 7) for gross proceeds of $1,976,791, and a further closing of the Reg A Offering for gross proceeds of $352,638. The Company issued 6,451 agent's warrants in connection with these closings, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029. The Company also subsequently cancelled 6,801 shares as a result of adjustment of receipts from prior closings of the Reg A Offering.

On August 11, 2025, Austin Thornberry and Frostee Rucker resigned as directors of the Company.

On August 12, 2025, the Board of Directors of the Company appointed Brian Goldmeier and Geoffrey P. Hickman as directors of the Company to fill the vacancies created by the resignations of Austin Thornberry and Frostee Rucker.

On August 12, 2025 the Company granted an aggregate of 2,200,000 stock options to certain directors, officers and consultants of the Company. Each stock option entitles the holder thereof to acquire one share of common stock at a price of $3.59 per share until August 12, 2030, subject to vesting. The Company also granted an aggregate of 2,285,000 restricted stock units (each, an "RSU") to certain directors, officers and consultants of the Company. Each RSU is subject to certain vesting conditions and upon vesting will be settled by the issuance of one share of common stock.

On August 26, 2025, the Company filed a post-qualification offering circular with the SEC in respect of the Reg A Offering in order to maintain the qualification of the Corporation's Reg A Offering beyond twelve months from the original qualification date.

Item 4. Exhibits

Exhibit No.	Description

EX1A-2.1	Certificate of Incorporation of Starfighters Space, Inc. (incorporated by reference to Exhibit 2.1 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-2.2	Amended and Restated Bylaws of Starfighters Space, Inc. (incorporated by reference to Exhibit 2.2 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-3.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 3.1 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-4.2	Form of Subscription Agreement (incorporated by reference to Exhibit 4.2 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.1	Promissory Note issued by Starfighters International, Inc. to RLB Aviation, Inc. dated August 14, 2010 (incorporated by reference to Exhibit 6.1 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.2	Promissory Note issued by Starfighters International, Inc. to Rick Svetkoff dated August 14, 2010 (incorporated by reference to Exhibit 6.2 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.3	Asset Purchase Agreement between Starfighters International, Inc. and Hypersonic Group Inc. dated October 1, 2021 (incorporated by reference to Exhibit 6.3 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.4	Equity Purchase Agreement between Starfighters International, Inc. and Rick Svetkoff dated January 1, 2022 (incorporated by reference to Exhibit 6.4 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.5	Asset Transfer Agreement between Starfighters International, Inc. and RLB Aviation, Inc. dated January 1, 2022 (incorporated by reference to Exhibit 6.5 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.6	Site Occupant Lease Agreement C20756 between Starfighters Aerospace Inc. and Space Florida dated June 1, 2022 (incorporated by reference to Exhibit 6.6 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.7	Promissory Note issued by Starfighters, Inc. to Rick Svetkoff dated August 1, 2022 (incorporated by reference to Exhibit 6.7 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.8	Consulting Agreement between Fortuna Investment Corp. and Starfighters Space, Inc. dated September 1, 2022 (incorporated by reference to Exhibit 6.8 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.9	Equity Exchange Agreement between Starfighters Space, Inc. and Rick Svetkoff dated September 9, 2022 (incorporated by reference to Exhibit 6.9 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.10	Consulting Agreement between F2 Florida, LLC and Starfighters Space, Inc. dated October 1, 2022 (incorporated by reference to Exhibit 6.10 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.11	Indemnity Agreement between Starfighters Space, Inc. and Austin Thornberry dated October 17, 2022 (incorporated by reference to Exhibit 6.11 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.12	Indemnity Agreement between Starfighters Space, Inc. and Frostee Rucker dated October 17, 2022 (incorporated by reference to Exhibit 6.12 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.13	Indemnity Agreement between Starfighters Space, Inc. and Sean Bromley dated October 17, 2022 (incorporated by reference to Exhibit 6.13 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.14	Indemnity Agreement between Starfighters Space, Inc. and Timothy Franta dated October 17, 2022 (incorporated by reference to Exhibit 6.14 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.15	Loan Agreement between Starfighters, Inc., and Space Florida dated February 16, 2012 (incorporated by reference to Exhibit 6.15 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.16	Debenture Indenture between Starfighters Space, Inc. and Computershare Trust Company of Canada dated February 24, 2023 (incorporated by reference to Exhibit 6.16 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.17	Security Agreement between Starfighters Space, Inc. and Computershare Trust Company of Canada dated February 24, 2023 (incorporated by reference to Exhibit 6.17 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.18	Memorandum of Agreement between Starfighters International, Inc. and Space Launch Delta 45 dated March 28, 2023 (incorporated by reference to Exhibit 6.18 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.19	Amendment 01 to Site Occupant Lease Agreement C20756 between Starfighters International Inc. and Space Florida dated June 1, 2023 (incorporated by reference to Exhibit 6.19 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.20	Consulting Agreement between Starfighters Space, Inc. and Little Hill Holdings, LLC dated June 23, 2023 (incorporated by reference to Exhibit 6.20 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.21	Engagement Agreement dated October 27, 2023 between Starfighters Space, Inc. and Digital Offering LLC (incorporated by reference to Exhibit 6.21 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.22	Extension Agreement between Starfighters International, Inc. and Hypersonic Group Inc. dated December 29, 2023 (incorporated by reference to Exhibit 6.22 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.23+	Starfighters Space, Inc. Amended and Restated 2023 Stock Incentive Plan (incorporated by reference to Exhibit 6.23 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.24+	Consulting Agreement between Starfighters Space, Inc. and Austin Thornberry dated February 1, 2023 (incorporated by reference to Exhibit 6.24 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.25+	Consulting Agreement between Starfighters Space, Inc. and Sea Island Consulting Ltd. dated January 1, 2024 (incorporated by reference to Exhibit 6.25 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.26	Posting Agreement between Starfighters Space, Inc. and Equifund Technologies LLC, dated February 8, 2024 (incorporated by reference to Exhibit 6.26 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.27	Amendment 02 to Site Occupant Lease Agreement C20756 between Starfighters International Inc. and Space Florida effective June 1, 2024 (incorporated by reference to Exhibit 6.27 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.28	Form of Agent Warrant (incorporated by reference to Exhibit 6.28 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.29	First Amendment to Engagement Agreement dated June 11, 2024 between Starfighters Space, Inc. and Digital Offering LLC (incorporated by reference to Exhibit 6.29 to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024)

EX1A-6.30	Economic Development Agreement between Midland Development Corporation and Starfighters Space Texas, Incorporated, dated October 7, 2024 (incorporated by reference to Exhibit 6.30 to our Semiannual Report on Form 1-SA filed with the SEC on December 5, 2024)

EX1A-6.31	Amendment 1 to Loan and Security Agreements among Starfighters, Inc., Starfighters Space, Inc. and Space Florida, dated effective as of November 1, 2024 (incorporated by reference to Exhibit 6.1 to our Current Report on Form 1-U filed with the SEC on October 30, 2024)

EX1A-6.32	Aircraft Acquisition Agreement, dated October 31, 2024, between Starfighters International, Inc. and Aerovision LLC (incorporated by reference to Exhibit 6.1 to our Current Report on Form 1-U filed with the SEC on November 4, 2024)‡

EX1A-6.33	First Supplemental Convertible Debenture Indenture, dated December 19, 2024, between Starfighters Space, Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 6.1 to our Current Report on Form 1-U filed with the SEC on December 23, 2024)

EX1A-6.34	Consulting Agreement between Starfighters Space, Inc. and Fortuna Advisors, LLC, dated January 1, 2025 (incorporated by reference to Exhibit 6.34 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.35	Commercial Hangar Lease Agreement between the City of Midland, Texas and Starfighters International, Inc., dated June 1, 2025 (incorporated by reference to Exhibit 6.35 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.36	Amendment No. 2 to Engagement Agreement dated August 7, 2025 between Starfighters Space, Inc. and Digital Offering LLC (incorporated by reference to Exhibit 6.36 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.37	Indemnity Agreement between Starfighters Space, Inc. and Brian Goldmeier dated August 12, 2025 (incorporated by reference to Exhibit 6.37 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.38	Indemnity Agreement between Starfighters Space, Inc. and Geoffrey Hickman dated August 12, 2025 (incorporated by reference to Exhibit 6.38 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-6.39	Pooling Agreement among Starfighters Space, Inc. and those securityholders of the Company set forth in Schedule "A", dated August 25, 2025 (incorporated by reference to Exhibit 6.39 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025) ‡

EX1A-6.40	Pooling Agreement among Starfighters Space, Inc. and Rick Svetkoff, dated August 25, 2025 (incorporated by reference to Exhibit 6.40 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

EX1A-8.1	Tri-Party Escrow Agreement between Starfighters Space, Inc., Digital Offering LLC and Enterprise Bank & Trust dated July 30, 2025 (incorporated by reference to Exhibit 8.1 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on August 26, 2025)

‡ Portions of this exhibit have been omitted.

+ Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	STARFIGHTERS SPACE, INC.

	By:	/s/ Rick Svetkoff
	Name:	Rick Svetkoff
	Title:	President, Chief Executive Officer, Executive Chairman
(Principal Executive Officer) and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rick Svetkoff	President, Chief Executive Officer, Executive Chairman	September 29, 2025
Rick Svetkoff	(Principal Executive Officer) and Director

/s/ David Whitney	Chief Financial Officer (Principal Financial Officer and	September 29, 2025
David Whitney	Principal Accounting Officer)